SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

City of Buenos Aires, December 16, 2024

To the

COMISIÓN NACIONAL DE VALORES (“CNV”)

Sub-management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299, 2nd Floor

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

San Martín 344

City of Buenos Aires

Dear Sir or Madam:

I am pleased to address you, in my capacity as Head of Market Relations of YPF S.A. (the “Company”) in compliance with the requirements of the Rules of the National Securities Commission, and the corresponding rules of ByMA and MAE, in order to announce the Company’s participation in the “Vaca Muerta Sur Project”, in its capacity as shareholder in VMOS S. A. (“VMOS”), together with Vista Energy Argentina S.A.U., Pampa Energía S.A. and Pan American Sur S.A. (collectively, the “Shareholders”).

In this regard, it is reported that at the VMOS board meeting held on December 13, the construction of the Vaca Muerta crude oil export pipeline (the “Project”) was unanimously approved. The Project will have an extension of 437Km, will have a loading and unloading terminal with interconnected monobuoys and a tank and storage yard.

Construction of the Project will commence immediately with the objective of achieving mechanical completion during the 4th quarter of 2026 and commencement of commercial operations on July 31, 2027. The Shareholders have committed approximately 275 thousand barrels per day of capacity and in turn VMOS has granted options to Chevron Argentina S.R.L., Pluspetrol S.A. and Shell Argentina S.A., among others, which may commit an additional capacity of at least 230,000 barrels per day of firm transportation.

The Project’s design capacity will allow the transportation of up to 550,000 barrels per day during commercial operation, which can be increased to 700,000 barrels per day if necessary.

The Project represents the largest hydrocarbon export infrastructure in Argentina and will require an investment of approximately US$3 billion, which will be financed by Shareholders’ contributions and local and/or foreign financing to be granted to VMOS during 2025.

In line with the above, VMOS intends to develop the Project within the framework of the “Incentive Regime for Large Investments” (RIGI), pursuant to Law 27,442, Regulatory Decree No. 794/2024 and other regulations that modify and/or complement them, for which purpose VMOS has applied for inclusion in the RIGI on November 15, 2024.

YPF will have a transport capacity of 120,000 barrels per day and a minority shareholding in VMOS symmetrically to the participation in the Project’s firm transportation contracts.

Likewise, and as mentioned above, on the date hereof, the Company has entered into a firm crude oil transportation agreement with VMOS under the terms of Decree No. 115/2019, in order to guarantee the terms and conditions under which it will use the crude oil transportation, storage and dispatch services.

Sincerely,

Margarita Chun
Market Relations Officer
YPF S.A

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 16, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer